Exhibit 99.(a)(1)

CERTIFICATE OF TRUST OF

ALPS VARIABLE INSURANCE TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code Ann. Tit. 12 Section 3801 et seq.) and sets forth the following:

1.             The name of the statutory trust is: ALPS Variable Insurance Trust (“Trust”).

2.             The business address of the registered office of the Trust and of the registered agent of the Trust is:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

3.             This Certificate of Trust is effective upon filing.

4.             The Trust is a Delaware statutory trust that is or will become within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

5.             Notice is hereby given that the Trust shall consist of one or more series. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series.

IN WITNESS WHEREOF, the undersigned, being the initial Trustee, has executed this Certificate on this 14th day of September, 2007.

/s/Edmund J. Burke, as
Trustee and not individually

STATE OF COLORADO

CITY AND COUNTY OF DENVER

Before me this 14th day of September, 2007, personally appeared the above-named Edmund J. Burke known to me to be the person who executed the foregoing instrument and who acknowledged that he executed the same.

/s/ Patricia Lobato
Notary Public

My commission expires	October 27, 2007	.